Exhibit 99.1

GERDAU S.A.

Corporate Tax ID (CNPJ/MF): 33.611.500/0001-19
Registry (NIRE): 35300520696

NOTICE TO THE MARKET

Gerdau S.A. (B3: GGBR / NYSE: GGB) (“Company”), further to the Notice to the Market disclosed on April 16, 2026, informs its shareholders and the market in general that it has concluded, on this date, the acquisition of the entire equity stake in Dona Francisca Energética S.A. (“DFESA”), corresponding to 23.03% of its share capital, held by Centrais Elétricas de Santa Catarina S.A. (“CELESC”).

The transaction closed following the satisfaction of the applicable conditions precedent, including approval by the Brazilian antitrust authority. The acquisition was completed at an enterprise value of R$150 million. Including the proportional consolidated cash balance of R$3,909,192.64, the Company made a total cash disbursement of approximately R$154 million, fully paid in cash with its own available resources.

The acquisition is aligned with Gerdau’s capital allocation discipline, contributing to increased competitiveness in its cost structure through the expansion of renewable energy self-production, in line with the Company’s previously disclosed decarbonization strategy.

São Paulo, July 20, 2026.

Rafael Dorneles Japur

Vice-President and

Investor Relations Officer